SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

15 March 2021

Prudential plc

Annual Report and Accounts 2020 and Form 20-F

Prudential today announces that its Annual Report and Accounts 2020 is available to view on the Group's website at www.prudentialplc.com

This follows the release on 3 March 2021 of the audited results for the year ended 31 December 2020.

The annual report on Form 20-F will be filed shortly with the Securities and Exchange Commission.

Copies of the Annual Report and Accounts 2020 and Form 20-F will be available for inspection in due course at: www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanism

 Prudential is aiming to post printed copies of the Annual Report and Accounts 2020 on or around 12 April 2021 to those shareholders who have requested it.

The ESG Report for the year ended 31 December 2020 is included in full in the Annual Report and Accounts, and is also available to view on the Group's website www.prudentialplc.com/esg

Additional information:

Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Contact:

Beth Hargreaves, Assistant Company Secretary, +44 (0)20 3977 9292

Sylvia Edwards, Deputy Group Secretary, +44 (0)20 3977 9214

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 March 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary